Pacific Integrated Energy, Inc.

ANNUAL REPORT

Pacific Integrated Energy, Inc.
11555 Sorrento Valley Rd Ste 204
San Diego, CA 92121
www.pienergy.com

This Annual Report is dated May 11, 2020.

<center>BUSINESS</center>

PI Energy was founded to develop and commercialize clean energy breakthroughs using nano-scale engineered materials. The Company is developing photovoltaic (PV) technology to open up new markets for solar energy. PI Energy's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy installation. This breakthrough approach is possible by all the collective properties of the Company's proprietary nanofilm. The resulting PI Energy solar module represents a globally-scalable PV module, as a result of the technology's benefits:

- Lightweight
- Low materials' cos
- Non-toxic
- Reliable performance
- Low installed-cost
- Ultra-flexible
- Made from earth-abundant elements

The company is currently pre revenue and primarily funded through equity funding, grants and engineering contracts.

The company plans to roll out its product with industry partners and with regional development partners depending on the market.

The company owns three issued patents on an earlier generation prototype. The company has filed a provisional patent on the current technology. The patents were filed under Dr. Keogh an employee of PI Energy and a University professor we are working with. Per US patent law, the rights are owned jointly by PI Energy with the University. The employment agreement for all employees assigns IP rights (which is developed under work performed during employment, per state law) to PI Energy. In addition, PI Energy is developing trade secrets relating to the critical process steps of making the technology, which will be owned by PI Energy This combination approach is based on years of the CEO's experience in developing and protecting

Previous Offerings

Between March 18, 2020 and April 28, 2020, we sold 24,447 Non voting common stock in exchange for $10.00 per share under Regulation Crowdfunding.

Name: Common Stock
Type of security sold: Equity
Final amount sold: $2,064,092.00
Number of Securities Sold: 322,467
Use of proceeds: This transaction converted the ~$1.4 M in debt and interest into common stock and brought an additional $647, 474 of additional funds for working capital. This primarily involved final tests of the previous generation P3 of the company's technology which led to the current design and the design, planning and first development of the current design P4. Of the new $647 k funds the majority cost was for R&D, which was primarily in the form of salaries for the 10 employees of the Company, for approximately 4 months. In addition, funds included rent for the ~3000 SQFT office space and 1200 SQFT lab, materials and cost of outside venders for materials, fabrication and testing. Additional cost included interest on debt, overhead and G&A. Please see reviewed financials for a detailed description of the actual break down of cost for the last fiscal year.
Date: October 07, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Debt
Final amount sold: $450,000.00
Use of proceeds: Working capital. Used to fund primarily R&D: 10 employees for 3 months development of P3, three fabrication approaches, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, G&A expenses. Used to narrow down development path to 2 paths.
Date: September 18, 2018
Offering exemption relied upon: 506(b)

Type of security sold: Convertible Note
Final amount sold: $1,000,000.00
Use of proceeds: Used to fund primarily R&D: 10 employees for 7 months development of P3 final design and subsequent conceptual development of P4 design, this includes facilities cost for the lab and office, materials cost for fabrication of prototypes, use of the nanofabrication facility at UCSD, fabrication of precursor films. G&A expenses.
Date: March 27, 2019
Offering exemption relied upon: 506(b)

Type of security sold: Debt
Final amount sold: $300,000.00
Use of proceeds: This was the latest funds received and was used to fund 7 employees, facilities expense (rent for office and lab space) and fabrication costs

Energy Commission and National Science Foundation grants.

Historical results and cash flows:

The company is currently in technology development stage and pre-revenue for its first product. The expectation is that once we achieve technical success and build a commercially viable product, revenue will be generated through a combination of sales, licensing and partnership revenue.

Liquidity and Capital Resources

The Company has consolidated most of its loans, converting them to equity in a transaction that started in May 2019 and concluded in October 2019. The Company has a line of credit for $32,000 through Wells Fargo bank in the form of business credit cards. The outstanding balances are paid off on a monthly basis.

Currently there are three outstanding loans;

1) to the CEO & Chairman of the board, which is an unsecured loan at 3% interest with an original principal amount of $150,000.

2) one to a board member for $300,000, which is at 8% and secured against equipment Assets.

3) one for $163,874 to Wells Fargo under the US SBA guaranteed paycheck protection program loan. The loan is at 1% over 2 years. Some of the loan is expected to be forgiven under the program.

Debt

> Creditor: Phil Layton
> Amount Owed: $176,268.00
> Interest Rate: 3.0%
> Maturity Date: July 18, 2021
> Holder has right to early redemption when Obligor has at least $2,500,000 in cash or cash equivalents. Unsecured
>
> Creditor: Diego Mejia
> Amount Owed: $300,000.00
> Interest Rate: 8.0%

Maturity Date: May 08, 2021
Secured against equipment of Company

Creditor: Wells Fargo/US SBA Paycheck Protection Program (PPP)
Amount Owed: $163,874
Interest Rate: 1.0%
Maturity Date: May 3, 2022
Partially forgivable under the (PPP)

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Phil Layton

Phil Layton's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO/President
Dates of Service: January 11, 2008 - Present
Responsibilities: Run operations of the company. Including technical development as CTO, office management and IP protection. His salary, which is authorized by the BOD to normally be $198,000/yr, and was temporarily reduced starting September 23, 2019, to $48,000, and was raised in January 2020 to $52,000, to comply with California salaried minimum wage requirements. It was raised to $100,00/yr on April 18, 2020 with the receipt of paycheck protection loan funds. The salary will be returned to authorized levels once there is sufficient cash reserves in the Company. There is no additional compensation (equity or stock options).

Position: Chairman of the Board
Dates of Service: January 11, 2008 - Present
Responsibilities: Preside over the board meetings

Name: David Andresen

David Andresen's current primary role is with Ecotech Advisors. David Andresen currently services 36 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Board of Director member

Dates of Service: April 29, 2008 - Present
Responsibilities: Secretary, Board of Director functions

Other business experience in the past three years:
Employer: Ecotech Advisors
Title: owner, Principal
Dates of Service: January 01, 2013 - Present
Responsibilities: Direct company operations and management.

Name: Mark Juergensen

Mark Juergensen's current primary role is with CleanTech Energy, Inc.. Mark Juergensen currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member, board of directors
Dates of Service: September 16, 2010 - Present
Responsibilities: Board of director duties,

Other business experience in the past three years:

Employer: CleanTech Energy, Inc.
Title: Managing Director
Dates of Service: January 01, 2007 - Present
Responsibilities: Founder and owner of this renewable development advisory firm. Lead solar and energy storage development in the US on multiple projects.

Name: Rodrigo Marquez-Pacanins

Rodrigo Marquez-Pacanins's current primary role is with Faro Energy, LTD. Rodrigo Marquez-Pacanins currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member, board of directors
Dates of Service: May 19, 2014 - Present
Responsibilities: Board of director functions

Other business experience in the past three years:

Employer: Faro Energy, LTD
Title: Director and General Counsel

Dates of Service: September 20, 2017 - Present
Responsibilities: Member of the Investment Committee, contract negotiation, drafting, advisor to the CEO

Other business experience in the past three years:

Employer: Faro Energy Developments Ltd
Title: Director
Dates of Service: March 08, 2018 - Present
Responsibilities: member of the Investment Committee

Other business experience in the past three years:
Employer: Faro Energy Fundo de Investimento em Participaçoes - Multiestrategia, a fund pursuant to the laws of Brazil
Title: Member of the investment committee
Dates of Service: August 01, 2019 - Present
Responsibilities: Member of the investment committee

Name: Diego Mejia Castro

Diego Mejia Castro's current primary role is with EMA Holdings SAS. Diego Mejia Castro currently services 0.5 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member board of directors
Dates of Service: May 19, 2014 - Present
Responsibilities: Board of Director duties

Other business experience in the past three years:

Employer: EMA Holdings SAS
Title: General Manager
Dates of Service: July 01, 2016 - Present
Responsibilities: Direct company operations and develop strategic planning.

Other business experience in the past three years:

Employer: IGT Engineering
Title: Member, Board of Directors
Dates of Service: December 01, 2016 - Present

Responsibilities: Board of Director duties guiding company

Other business experience in the past three years:
Employer: Electric Mobility
Title: Member, Board of Directors
Dates of Service: June 01, 2011 - Present
Responsibilities: Board duties guiding company direction

Name: Lee Krevat

Lee Krevat's current primary role is with Krevat Energy innovations. Lee Krevat currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Member of the Board of Directors
Dates of Service: February 17, 2020 - Present
Responsibilities: Board of directors duties

Position: Advisor
Dates of Service: January 01, 2014 - Present
Responsibilities: Advises on business matters relating to his expertise. PI Energy duties are minimal, less than an hour per week.

Other business experience in the past three years:
Employer: Krevat Energy innovations
Title: CEO
Dates of Service: September 01, 2018 - Present
Responsibilities: Runs company that consults for clean technology start-ups, utilities, regulators, legislatures, and environmentally-focused companies and communities to help bring clean energy and clean transportation solutions successfully to market by strategizing, evangelizing, and connecting stakeholders.

Other business experience in the past three years:
Employer: MOEV Inc.
Title: Member Of The Board Of Advisors
Dates of Service: May 01, 2019 - Present
Responsibilities: Director duties

Other business experience in the past three years:

Employer: GridWise Alliance

Title: Member Board Of Directors, Chairman Operations Committee
Dates of Service: January 01, 2011 - Present
Responsibilities: Led the development of the GridWise Alliance Grid
Modernization Index (GMI). The GMI has been used since 2013 to evaluate the
status of electric grid modernization in the United States, to identify and
promote best practices, and to provide insights to state policy makers,
regulators, and other stakeholders regarding the progress of their grid
modernization.

Other business experience in the past three years:

Employer: GridX, Inc.
Title: Member Board Of Directors
Dates of Service: August 01, 2011 - January 01, 2020
Responsibilities: Board member duties

Other business experience in the past three years:

Employer: PXiSE Energy Solutions, LLC
Title: Director
Dates of Service: June 01, 2017 - September 01, 2018
Responsibilities: Developed partnerships, venture capital opportunities, and
microgrid clean energy projects to grow PXiSE into a self-sustaining entity.
PXiSE DERMS Advanced Control Technology provides management and subsecond
control for grid- connected microgrids, island microgrids, renewable
energy farms, and high percentage renewable segments of the grid.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Phil Layton	3,304,704 shares		48.3%
Common Stock	Miss Sunshine investments, LTD (95% owned by Diego Mejia Castro)	1,289.234 shares		18.9%

RELATED PARTY TRANSACTIONS

Name of Entity: Phil Layton
Relationship to Company: Officer
Nature / amount of interest in the transaction: $150,000 loan to the company made on July 19, 2018.
Material Terms: The loan was a secured loan against the company assets, with an interest rate of 17% (which was set by other loan providers in the same financing) and includes a four-year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date of the note was 7/30/2019, with no interest due until the maturity date. The terms and the loan were approved by the board of directors of the Company. On August 1, 2019, this loan was converted into a two-year, unsecured loan with an interest rate of 3% with no interest due until maturity. This loan is still outstanding

Name of Entity: Diego Mejia
Relationship to Company: Director
Nature / amount of interest in the transaction: Mr. Mejia purchased the following notes/debentures: Currently Outstanding: A Second Secured Note for $300,000 on November 8, 2019. Previously Converted: A First Secured Note for $150,000 from the Company on September 19, 2018 (converted to common stock on May 22, 2019). A First Convertible Debenture for $550,000 on November 16, 2018 (converted to common stock on May 22, 2019). A Second Convertible Debenture for $250,000 on March 27, 2019 (converted to common stock on May 22, 2019).
Material Terms: Notes still currently outstanding: On November 8, 2019 Mr.

Castro provided additional funds through a Second Secured Note for $300,000. The note has an 18-month maturity and interest rate of 8% per annum. This note is still outstanding. Previous notes (converted): The First Secured Note for $150,000 was a secured loan against the company assets, with an interest rate of 17% and includes a four -year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date was 7/30/2019, no interest was due until the maturity date. The terms and the loan were approved by the board of directors. The loan was converted to 27,401 shares of common stock on May 22,2019. The First Convertible Debenture for $550,000 entered into on November 16,2018 and Second Convertible Debenture for $250,000 entered into on March 27, 2019 had the same terms. The two debentures were secured against the company assets, with an interest rate of 15% and convertible strike price of $6.16/share. Each debenture was for 2 years with no interest due until the maturity date. The terms and the loan were approved by the board of directors. The two debentures were converted to 139,580 shares of common stock on May 22,2019. The conversion was part of one hybrid transaction that included purchasing additional 71,429 common shares of stock at $7/shares to provide additional funding to the company and converting $800,000 of convertible debt into 139,580 shares of company common stock.

Name of Entity: Maria Gabriela Mendoza Torrontegui
Relationship to Company: Family member
Nature / amount of interest in the transaction: Ms. Mendoza is the wife of Director Rodrigo Marquez. On August 21,2018, Ms. Mendoza purchased a secured note for $150,000. On October 7, 2019 as part of a hybrid transaction, Ms. Mendoza purchased an additional 19,180 shares of company common stock at $7/share. As part of this hybrid transaction, the secured note from August 21, 2018 was converted into Company common stock, and as an incentive to convert the loan into equity and to purchase Company shares, Phil Layton sold a total of 112,978 shares at $0.5/ shares to Ms. Mendoza.
Material Terms: The August 21, 2018 secured note was a secured loan against the company assets, with an interest rate of 17% and includes a four -year warrant for 4,615 shares (20% of the note) at a strike price of $6.50/share. The maturity date was 7/30/2019, with no interest due until the maturity date. The terms and the loan were approved by the board of directors. The loan was converted to 27,719 shares of common stock in a transaction signed on October 7, 2019. The conversion was part of the October 7, 2019 hybrid transaction that included purchasing additional 19,180 common shares of Company stock at $7/shares and purchasing 112,978 of shares personally owned by the family trust of Phil Layton at $0.5/share. This transaction provided to provide additional $134,258 in funding to the company, converted the outstanding secured note into equity. There is no outstanding loan left with Ms. Mendoza.

OUR SECURITIES

The Company has authorized Common Stock, and Non voting common stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 107,000 of Non voting common stock.

Common Stock

The amount of security authorized is 14,000,000 with a total of 6,843,512 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

Non voting common stock

The amount of security authorized is 2,000,000 with a total of 24,447 outstanding.

Voting Rights

There are no voting rights associated with Non voting common stock.

Material Rights
There are no material rights associated with Non voting common stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 12, 2020.

Pacific Integrated Energy, Inc.

By   /s/Phil Layton
_____

Name   ___Phil Layton_____
:

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION

I, _____Phil Layton_____, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.

_____/s/____Phil Layton_____
Principal Executive Officer

PACIFIC INTEGRATED ENERGY, INC.

FINANCIAL STATEMENTS
YEAR ENDED OCTOBER 31, 2019 AND 2018

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Pacific Integrated Energy, Inc
San Diego, California

We have reviewed the accompanying financial statements of Pacific Integrated Energy, Inc (the "Company,"), which comprise the balance sheet as of October 31, 2019 and October 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending October 31, 2019 and October 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

December 10, 2019
Los Angeles, California

Pacific Integrated Energy, Inc
BALANCE SHEET

As of October 31,		2019		2018
(USD $ in Dollars, except per share data)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	148,318	$	117,295
Accounts receivable—net		8,453		-
Prepaid expenses and other current assets		21,572		22,823
Total current assets		**178,343**		**140,118**
Property and equipment, net		70,076		104,249
Total assets	$	**248,419**	$	**244,367**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	2,516	$	3,502
Credit Card		8,177		10,830
Other current liabilities		72,329		55,886
Total current liabilities		**83,023**		**70,219**
Note payable		177,573.00		469,125
Total liabilities		**260,596**		**539,344**
STOCKHOLDERS' EQUITY				
Common Stock		6,793		6,471
Additional paid-in capital		13,808,842		11,745,074
Retained earnings/(Accumulated Deficit)		(13,827,813)		(12,046,522)
Total stockholders' equity		**(12,177)**		**(294,977)**
Total liabilities and stockholders' equity	$	**248,419**	$	**244,367**

See accompanying notes to financial statements.

Pacific Integrated Energy, Inc.

STATEMENT OF OPERATIONS

For Fiscal Year Ended October 31,	2019	2018
(USD $ in Dollars, except per share data)		
Net revenue	$ 6,000	$ 61,900
Cost of goods sold	-	-
Gross profit	6,000	61,900
Operating expenses		
General and administrative	681,693	752,760
Research and development	983,780	1,066,416
Total operating expenses	1,665,473	1,819,176
Operating income/(loss)	(1,659,473)	(1,757,276)
Interest expense/(income)	122,381	16,541
Other Loss/(Income)	(9,648)	1,725
Income/(Loss) before provision for income taxes	(1,772,206)	(1,775,541)
Provision/(Benefit) for income taxes	9,085	17,422
Net income/(Net Loss)	$ (1,781,291)	$ (1,792,963)

See accompanying notes to financial statements.

Pacific Integrated Energy, Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Pacific Integrated Energy, Inc.

STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For Fiscal Year Ended October 31, 2019 and 2018
(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock Shares	Common Stock Amount	Preferred Stock Shares	Preferred Stock Amount	Additional Paid-In Capital		Accumulated Deficit	Total Stockholders' Equity
Balance—October 31, 2017	**6,471,026**	**$ 6,471**		**$ -**	**$ 11,745,074**	**-**	**10,253,558**	**1,497,986**
Net income/(loss)		-		-	-	-	1,792,963	**(1,792,963)**
Warrant based compensation				-			-	-
Issuance of preferred shares		-			-		-	-
Sharebased compensation							-	-
Conversion of notes into preferred shares	-	-			-		-	-
Balance—October 31, 2018	**6,471,026**	**$ 6,471**	**-**	**$ -**	**$ 11,745,074**		**(12,046,522)**	**(294,977)**
Net income/(loss)	-	-		-	-		(1,781,291)	**(1,781,291)**
Warrant based compensation	-	-		-	-		-	-
Issuance of preferred shares	-	-			-		-	-
Equity Issuance Cost	92,884	93		-	647,381		-	**647,474**
Conversion of notes into Common Stocks	229,583	230		-	1,416,387		-	**1,416,617**
Balance—October 31, 2019	**6,793,493**	**$ 6,793**	**-**	**$ -**	**$ 13,808,842**	**$**	**(13,827,813) $**	**(12,177)**

See accompanying notes to financial statements.

Pacific Integrated Energy, Inc.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended October 31,		2019		2018
(USD $ in Dollars, except per share data)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(1,781,291)	$	(1,792,963)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of proprety		39,136		38,985
Debt discount and issuance amortization		125,065		19,125
Accounts receivable		(8,453)		-
Inventory		-		-
Prepaid expenses and other current assets		1,251		(351)
Accounts payable and accrued expenses		(986)		3,502
Credit Cards		(2,653)		(12,134)
Other current liabilities		16,443		2,365
Net cash provided/(used) by operating activities		**(1,611,488)**		**(1,741,471)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(4,963)		(7,047)
Net cash provided/(used) in investing activities		**(4,963)**		**(7,047)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Notes		1,000,000		450,000
Issuance of Common Shares		647,474		-
Issuance of Preferred Shares		-		-
Net cash provided/(used) by financing activities		**1,647,474**		**450,000**
Change in cash		31,023		(1,298,518)
Cash—beginning of year		117,295		1,415,812
Cash—end of year	$	**148,318**	$	**117,295**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Conversion of convertible notes into equity	$	-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Pacific Integrated Energy, Inc., (PI Energy) was formed on August 24, 2010 in the state of Delaware.   The financial statements of Pacific Integrated Energy, Inc., (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in San Diego, California.

Pacific Integrated Energy, Inc., (PI Energy) is developing a new solar photovoltaic (PV) technology that can open up new markets for solar energy. Most current PV comes in fixed flat panels that needs to be mounted on surface with a racking system. The primary markets are installed on solar farms and some types of weight-bearing roofs, such as residential house roofs, carports, and some commercial buildings. The Company's PV materials are designed to be wrapped around any surface, making previously impractical surfaces available for solar energy collection. These new applications include electric buses, electric delivery vehicles, and electric cars, previously unavailable surfaces of buildings, low weight bearing roofs or other surfaces that previously weren't' available because of the rigged structure of solar PV.   This approach is possible by the collective properties of the Company's proprietary nanofilm: that is non-toxic, high performance, durable, flexible, with low cost installation.   One of the exciting markets is the developing world, were adoption rates are extremely low but were the distributed nature of a solar would be bypass the need for building large conventional electric grids.   PI Energy is also developing a portfolio of synergistic renewable technology that is being developed in partnerships with Universities.

PI Energy is currently precommercial.   The goal of the current development effort is to create a new commercial product that can be sold either through manufacturing in-house, in partnership with a strategic partner or through licensing to regional and or global partners. Currently, the majority of funding comes from sales of equity, some investor supplied loans and with limited revenue from engineering contracts and government grants.

Going Concern and Management's Plans

The Company lacks significant working capital. We will incur significant additional costs before significant revenue is achieved. These matters raise substantial doubt about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from our proposed Regulation Crowdfunding campaign, and additional debt and/or equity financing as determined to be necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned development, which could harm our business, financial condition and operating results. The balance sheet and related financial statements do not include any adjustments that might result from these uncertainties.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of October 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Pacific Integrated Energy, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company will recognize revenues primarily from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Operating Leases

Operating leases relate to office space. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 9, 2019 which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3. PROPERTY AND EQUIPMENT

As of October 31, 2019 property and equipment consists of:

As of Year Ended December 31,	2019	2018
Computers and Printers	$ 41,707	$ 41,707
Machinery and equipment	250,807	245,844
Leasehold Improvement	30,557	30,557
Property and Equipment, at Cost	323,071	318,108
Accumulated depreciation	(252,995)	(213,859)
Property and Equipment, Net	$ 70,076	$ 104,249

Depreciation expense for property and equipment for the fiscal year ended October 31, 2019 totaled $ 39,136

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of October 31, 2019 consisted of 16,000,000 shares designated as $0.001 par value common stock. Of the 16,000,000 million common shares authorized, 6,793,493 shares were issued and outstanding.

5. DEBT

Convertible Notes

On July 18, 2018, the Company entered into $150,000 Secured Note Agreement contracted with shareholder that bear interest rate of 17% per annum. On July 31, 2019 an amendment was signed where Secured Note Agreement converted into a 2-years Unsecured Note Agreement at 3% interest with maturity date as of July 18, 2021. Interest of $26,268 are accrued to loan outstanding.

6. OTHER CURRENT LIABILITIES

As of Year Ended October 31,	2019	2018
Accrued Payroll	$ 72,329	$ 54,297
Other Tax Liabilities	$ -	$ 1,589
Total Other Current Liabilities	**$ 72,329**	**$ 55,886**

7. INCOME TAXES

The provision for income taxes for the year ended October 31, 2019 consists of the following:

As of Year Ended October 31,	2019
Net Operating Loss	$ (1,370,261)
Valuation Allowance	1,370,261
Total Deferred Tax Asset	$ -

Significant components of the Company's deferred tax assets and liabilities at October 31, 2019 are as follows:

As of Year Ended December 31,	2018
Net Operating Loss	$ 3,094
Valuation Allowance	(3,094)
Net Provision for income tax	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

8.   COMMITMENTS AND CONTINGENCIES

Operating Leases

On October 13, 2016, the company extended an operating lease agreement with Sorrento Business Complex for a lab facility located in San Diego. The lease expires after 39 months on March 31, 2020. The base rent during extension period is as follows:

Period During Extended Term	Based Rent
January 1, 2017- December 31, 2017	$3,382
January 1, 2018- December 31, 2018	$3,479
January 1, 2019 - December 31, 2019	$3,588
January 1, 2020- March 31, 2020	$3,696

On October 13, 2016, the company entered another operating lease agreement with Sorrento Business Complex for an office space also located in San Diego. The lease expires after 39 months on March 31, 2020. The base rent during extension period is as follows:

Lease Months	Montly Rent
1-12	$7,634.65
13-24	$7,847.71
25-26	$8,096.28
37-39	$8,344.85

Rent expense was $152,753 and $151,995 as of fiscal year ends October 31, 2019 and October 31, 2018 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of October 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9.   RELATED PARTIES

On July 18, 2018, the Company entered into $150,000 Secured Note Agreement contracted with shareholder that bear interest rate of 17% per annum. On July 31, 2019 amendment signed where Secured Note Agreement converted into a 2-years Unsecured Note Agreement at 3% interest with maturity date as of July 18, 2021. Interest are accrued to loan outstanding

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 9, 2019 the date the financial statements were available to be issued and the following occurred:

On November 8, 2019, the company received a $300,000 loan from a shareholder secured against the equipment, due in 18 months, with interest rate of 8% per annum.